

June 15, 2022

Lorin Crenshaw
Chief Financial Officer
COMPASS MINERALS INTERNATIONAL INC
9900 West 109th Street, Suite 100
Overland Park, KS 66210

Re: COMPASS MINERALS INTERNATIONAL INC
Form 10-KT for the transition period from January 1, 2021 to September 30, 2021
Filed November 30, 2021
File No. 001-31921

Dear Mr. Crenshaw:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-KT for the transition period from January 1, 2021 to September 30, 2021

Summary Overview of Mining Operations, page 31

1. Please revise your filing to report each individual property's production by product such as salt, Sulfate of Potassium (SOP), magnesium chloride, etc. for each of the three recent fiscal years as required by Item 1303(B)(2)(i) of Regulation S-K.

Summary of Mineral Resources and Reserves, page 33

2. We note your disclosure of Other US and Canadian resources and reserves. Summary disclosure should include the separate disclosure of all properties, which includes both your material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include the required information under Item 1303(b) of Regulation S-K for all properties.

<u>Ogden facility, page 39</u>

3.   We note your summary discussion of the lithium and potassium/SOP mineral resources/reserves, but did not find a similar discussion for your salt and magnesium chloride resource/reserves. Please revise your filing to include a discussion of these products as required by Items 1303(D), (E), & (F) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Salt Segment Results Commentary: Nine Months Ended September 30, 2020 - Nine Months</u>
<u>Ended September 30, 2021 , page 62</u>

4.   The salt segment's operating earnings have been and continue to be negatively impacted in fiscal 2022 by inflationary pressures on certain raw materials and packaging. We also note there are other contributing factors which are impacting your operating earnings. Please expand your discussion and analysis to quantify the impact inflation had on your operating earnings. When material changes within a line item offset one another you should describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 303(a) and (b) of Regulation S-K.

<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements, page 84</u>

5.   You disposed of businesses that you accounted for as a discontinued operations. Tell us how you concluded disclosure of selected quarterly financial data was unnecessary. Refer to Item 302(a) of Regulation S-K.

<u>Summary of Significant Accounting Policies</u>
<u>n. Other noncurrent assets, page 88</u>

6.   You disclose that Other noncurrent assets include certain inventories of spare parts, net of reserve, which will be utilized with respect to long-lived assets. Please tell us the nature of the spare parts and how they will be utilized with respect to long-term assets and describe your internal controls with respect to your certain inventories of spare parts.

<u>Item 9A. Controls and Procedures , page 120</u>

7.   You disclose that "The Company did not have properly designed controls and policies to identify inventory variances at interim reporting dates that were required to be capitalized into its salt inventory." Please address the following:

- Tell us when the material weakness first began and how you discovered the control deficiencies that led to the material weakness;
- Describe the impact the material weaknesses had on your current and historical financial statements, including the nature of the inventory variances that were required to be capitalized, the amount of each variance and how you determined the appropriate period to record any adjustments; and

- Describe the new controls you implemented and the tests performed to remediate this material weakness in the quarter ended December 31, 2021.

Exhibits - General, page E-1

8. We note that your technical reports do not include page numbers. Please ensure that you paginate all future technical reports and filings.

9. We note your Ogden, Cote Banche, and Goderich technical reports calculated the financial metrics demonstrating economic viability using a pre-tax cash flow based on EBITDA. Please revise your technical reports to clearly label the resultant cash flows as pre-tax, describe taxes in detail, include the after tax cash flows, all line item totals, and recalculate your financial metrics using the after tax cash flows to demonstrate your individual property's economic viability.

Exhibit 96.1 Ogden, page E-3

10. Please revise Exhibit 96.1 to include a discussion of your salt resources and your magnesium chloride resources and reserves.

Exhibit 96.2 Ogden Lithium, page E-4

11. We note you used your property's similarity to other extraction operations to assert/opine you have reasonable prospects for economic extraction. Please revise your technical report to provide your qualitative evaluation of the relevant technical/economic factors demonstrating reasonable prospects for economic extraction. In addition, please include a cutoff grade calculation and/or cash flow analysis to demonstrate your economic assessment is possible. See Items 1302 (D)(1)(b) and Item 1302 (D)(2)&(3).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Ken Schuler, Mine Engineer at (202) 551-3718, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation